UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                           BLOCKLISTING SIX MONTHLY RETURN


To:       The FSA


Date: 6 January 2006



Name of applicant:                SPIRENT PLC

Name of scheme:                   SPIRENT EXECUTIVE SHARE OPTION SCHEME

Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:               2,801,274 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been            NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme        415,240 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end      2,386,034 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and     3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                   SEPTEMBER 2000


                                                         3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                         MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676



SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                         BLOCKLISTING SIX MONTHLY RETURN

To:       The FSA


Date: 6 January 2006



Name of applicant:                SPIRENT PLC

Name of scheme:                   U.S EMPLOYEE STOCK PURCHASE PLAN
Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:            1,237,364 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   1,237,364 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676



SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                       BLOCKLISTING SIX MONTHLY RETURN


To:       The FSA


Date: 6 January 2006


Name of applicant:             SPIRENT PLC

Name of scheme:                SPIRENT GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN
Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:            814,444 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   814,444 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676


SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                              BLOCKLISTING SIX MONTHLY RETURN


To:       The FSA


Date: 6 January 2006


Name of applicant:                SPIRENT PLC

Name of scheme:                   NETCOM AMENDED AND RESTATED STOCK OPTION PLAN
Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:            4,369,664 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     168,770 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   4,200,894 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676


SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant


 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                           BLOCKLISTING SIX MONTHLY RETURN

To:       The FSA


Date: 6 January 2006



Name of applicant:                SPIRENT PLC

Name of scheme:                   ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005
Balance under scheme from previous return:            2,690,996 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     NIL
during period:

Balance under scheme not yet issued/allotted at end   2,690,996 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676


SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                              BLOCKLISTING SIX MONTHLY RETURN

To:       The FSA


Date: 6 January 2006



Name of applicant:                SPIRENT PLC

Name of scheme:                   SPIRENT SAVINGS RELATED SHARE OPTION SCHEME
Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:            114,388 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     46,203 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   68,185 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676



SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                             BLOCKLISTING SIX MONTHLY RETURN

To:       The FSA


Date: 6 January 2006


Name of applicant:                SPIRENT PLC

Name of scheme:                   SPIRENT STOCK INCENTIVE PLAN
Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:            5,509,645 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     1,055,959 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   4,453,686 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676


SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant



 If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                           BLOCKLISTING SIX MONTHLY RETURN

To:       The FSA


Date: 6 January 2006


Name of applicant:                SPIRENT PLC

Name of scheme:                   CAW AMENDED AND RESTATED STOCK OPTION PLAN
Period of return:                 From: 1 JULY 2005               To: 31 DECEMBER 2005

Balance under scheme from previous return:            855,550 ORDINARY SHARES OF 3 1/3p EACH

The amount by which the block scheme has been         NIL
increased, if the scheme has been increased since the
date of the last return:


Number of securities issued/allotted under scheme     19,151 ORDINARY SHARES OF 3 1/3p EACH
during period:

Balance under scheme not yet issued/allotted at end   836,399 ORDINARY SHARES OF 3 1/3p EACH
of period:

Number and class of securities originally listed and  3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
the date of admission:                                SEPTEMBER 2000


                                                      3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                      MAY 2004


Total number of securities in issue at the end of the 965,789,582 period :


Name of contact:                                        Michael Anscombe

Address of contact:                                     Spirent plc

                                                        Spirent House

                                                        Crawley Business Quarter

                                                        Fleming Way

                                                        Crawley, RH10 9QL

Telephone number of contact:                            01293 767676


SIGNED BY       M Anscombe, Assistant Company Secretary_________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Spirent plc_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 6 January, 2006                      By   ____/s/ Luke Thomas____

                                                    (Signature)*